BELLA PETRELLA’S HOLDINGS, INC.

12501 Lake Hills Drive
Riverview, Florida 33569
516-375-6649

February 4, 2011

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Mr. H. Roger Schwall
Assistant Director
and
Sirimal R. Mukerjee
Division of Corporation Finance

Re:	Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1 Request for acceleration Amendment No. 4 filed February 3, 2011 File No. 333-169145

Ladies and Gentlemen:

The registrant, Bella Petrella’s Holdings, Inc., by its undersigned officer, duly authorized hereunto, hereby withdraws the request dated February 3, 2011 for acceleration of the effective date of the above referenced registration statement.

The registrant respectfully requests the Staff’s prompt attention to a review of Amendment No. 4.  Thank you for your attention to this matter.

Very truly yours,

/s/ John V. Whitman, Jr.

John V. Whitman, Jr.
Chief Executive Officer